Securities and Exchange Commission Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934 (Amendment No.
)*


First Alliance Corporation
Name of Issue

COMMON
(Title of Class of Securities)


317936102
(Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee is not required only if the filing
person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














Cusip Number: 317936102               13G
1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of
a group: (a) [   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization: Delaware
5.   Sole voting power:        857,200
6.   Shared voting power:      209,550
7.   Sole Dispositive power:   857,200
8.   Shared dispositive power: 209,550
9.   Aggregate amount beneficially
owned by each reporting person:
1,066,750
10.  Percent of class represented by
amount in Row 9:   10.12%
11.  Type of Person Reporting*:  IA
Item 1.   (a)  Name of Issuer:
  (b)  Address of Issuer's Principal
                     Executive Offices:
17305 von Karman Ave
Irvine, CA  92614-6203
Item 2.(a)  Investment Advisors, Inc.
          (b) 3700 First Bank Place,
                Box 357,
                Minneapolis, MN 55440
     (c)  Delaware
  (d)  Title of Class of Securities:
                Common
     (e)  Cusip Number: 317936102
Item 3    (e)  Investment Advisor
registered under Section 203 of the
Investment Advisors Act of 1940.

Item 4.
    (a)  Amount beneficially owned:
               1,066,750
     (b)  Percent of Class: 10.12%
(c)  Number of shares as to which such
              person has:

     (I)  Sole power to vote: 857,200

  (ii) Shared power to vote: 209,550

     (iii)Sole power to dispose or
direct disposition of:  857,200

(iv) Shared power to dispose or direct
disposition of:   209,500



Item 5.   If this statement is being
filed to report the fact that as of
the date hereof  the reporting person
has ceased to be the beneficial owner
of more than five percent of the class
of securities, check the following:  [
] Item 6. The shares referred to in
this filing are held by various
custodian banks for various clients of
Investment Advisors, Inc. None of the
individual clients or custodian banks
holds more than 5% or more of the
shares.
Item 7.        Not applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.       Certification


By signing below I certify that, to
the best of my knowledge and belief,
the securities referred to above were
acquired in the ordinary course of
business and were not acquired for the
purpose of and do not have the effect
of changing
or influencing the control of the
issuer of such securities and were not
acquired in connection with or as a
participant in any transaction having
such purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the infraction set forth
in this statement is true, complete
and correct.

Date:    1/30/98

/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance